FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of October 2004
Commission File Number 333-7182-01


                                   CEZ, a. s.
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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X       Form 40-F.
                                ---                 ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                  No  X
                          ---                 ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Report No. 1:

Transfer of Shares in the Regional Distribution Companies SME and SCE between E.ON and CEZ Has Been Consummated

On October 27, 2004, under the agreement on the option to sell the remaining minority shares in the regional energy companies SME and SCE owned by E.ON Group entered into by and between CEZ and E.ON in July of last year, the transfer of shares and the financial settlement between the two companies was effected.

E.ON Group transferred to CEZ 30.28 % of the shares in Severomoravska energetika
(SME) and 5.92 % of the shares in Severoceska energetika (SCE). As a result, CEZ owns an 89.38% stake in SME and a 56.93% stake in SCE.

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Report No. 2:

Electors Selected Two Members of CEZ's Supervisory Board Elected by Employees

Effective as of November 10, 2004, Jan Sevr was reelected and Jiri Jedlicka was elected a new member of the Supervisory Board. Frantisek Haman leaves the Supervisory Board.

Jiri JEDLICKA
Jiri Jedlicka (*1959) studied at the Zetor Brno Vocational School (engine fitter). He has been employed in CEZ since 1980. Since 1994 he has held the office of the chairman of OOSP EDU. At present, he is a board member of the Association of Independent Trade Unions and the Chairman of the Nuclear Power Sector Trade Union having its registered office in Dukovany.

Jan SEVR
Jan Sevr (*1947) has worked in Melnik Power Station (EME) since 1966 when he finished his studies at the Secondary Industrial School in Ceska Lipa. During 32 years in the continuous shift system he worked his way up from a unit roundsman to the head of 500 MW unit (he worked in EME 1, in EME 2 from 1970, and EME 3 from 1980). In 1998 he was promoted to the position of the Head of the Shift Operation Management Department where he has been working up to the present. Mr. Sevr is a member of the Melnik Power Station Trade Union, holding the office of the Vice Chairman for several years in the past, and the office of the Chairman at present. In 2000, after a two-year break, he was reelected a member of the CEZ's Supervisory Board by the company's employees.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                         CEZ, a. s.
                                                   -----------------------------
                                                        (Registrant)

Date:  October 27, 2004

                                                By:  /s/ Libuse Latalova
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                                                         Libuse Latalova
                                                 Head of Finance Administration